UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-142371-06
NATIONAL TEXTILES, L.L.C.

(Exact name of registrant as specified in its charter)
c/o Hanesbrands Inc, 1000 East Hanes Mill Road, Winston-Salem, NC 27105
(336) 519-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Guarantee of Hanesbrands Inc. Floating Rate Senior Notes due 2014, Series B

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date: None
     Effective December 29, 2007, National Textiles, L.L.C. completed its merger with and into Hanesbrands Inc. All of the outstanding securities of National Textiles, L.L.C., including the Guarantees of the Hanesbrands Inc. Floating Rate Senior Notes due 2014, Series B, were cancelled by operation of law as a result of the merger. Hanesbrands Inc., as successor by merger to National Textiles, L.L.C., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2008	By:	HANESBRANDS INC., as successor by merger to National Textiles, L.L.C.

		By:	/s/ Joia M. Johnson

Joia M. Johnson Executive Vice President, General Counsel and Corporate Secretary